Exhibit 99.203

mCloud Brings AssetCare™ Indoor Air Quality Solution
to Cadence Financial Group® at Raymond James

CALGARY, May 3, 2021 - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”) and analytics, today announced it is bringing cleaner air to the head office of Cadence Financial Group, a wealth management group affiliated with Raymond James Ltd. (“Cadence”) based in Vancouver, Canada.

Through an all-in-one connected indoor air quality (“IAQ”) solution provided by mCloud’s AssetCare platform in the cloud, Cadence employees and clients will benefit from safer indoor air in the office space they occupy. Cadence’s head office is being equipped with a combination of IoT-enabled 24/7 air quality monitoring and AI-driven connected air purification capable of outperforming standard HEPA filtration by continuously eliminating up to 95% of harmful particulates and contaminants smaller than one micron in size.

The AssetCare HVAC and IAQ solution also uses AI to drive HVAC energy efficiency improvements of up to 25%, driving cost savings and enabling positive ESG outcomes, alongside continuous visibility and active management of a building’s ventilation system. Air purification technologies connected to AssetCare provide customers with a complete IAQ solution that exceeds the standards and regulations set by health and building authorities around the world.

“We are excited to see Cadence join the fast-growing number of customers who are adopting our AssetCare IAQ solution,” said Dr. Patrick O’Neill, mCloud’s President for Connected Buildings. “Our ability to connect one floor of a larger commercial building enabled Cadence to act swiftly in bringing cleaner indoor air to their spaces without the overhead typically associated with a smart building solution.”

“We place tremendous importance on the health and safety of our clients and employees at Cadence especially in this age of the post-pandemic workplace,” said Seth Allen, Managing Partner at Cadence. “We chose mCloud and their AssetCare solution because it provides everything we were looking for in one package – real-time improvements in air quality and energy savings on a simple subscription without any upfront investment or hidden fees.”

Businesses interested in learning more about mCloud’s HVAC and IAQ solutions are invited to visit https://www.mcloudcorp.com/HVAC-and-indoor-air-quality to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781